FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO MARKET

Companhia Brasileira de Distribuição (the “Company” or “CBD”) hereby discloses the press releases issued by Cnova N.V. and Cnova Brasil today (attached hereto).

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the phone number +55 (11) 3886 0421 or by the e-mail address: gpa.ri@gpabr.com

São Paulo, January 22, 2016.

Cnova N.V.: Appointment

Emmanuel GRENIER as Chief Executive Officer (CEO)

of Cnova N.V.

AMSTERDAM, January 22, 2016; 07:45 CET — Cnova N.V. (Nasdaq & Euronext in Paris: CNV) (“Cnova” or the “Company”) today announced the designation of Mr. Emmanuel Grenier, previously one of the two co-CEOs of the Company, as Chief Executive Officer (“CEO”) and replacement executive director of the Company. This follows the resignation yesterday of Mr. German Quiroga, formerly co-CEO of the Company and CEO of the Company’s Brazilian subsidiary Cnova Comércio Eletrônico S.A. (“Cnova Brazil”). With this appointment, Mr. Grenier becomes the sole Chief Executive Officer and executive director of the Company.

Emmanuel Grenier was appointed as our Co-CEO in June 2014 and subsequently appointed CEO and replacement executive director on January 21, 2016. Since joining Casino Group in 1996, Mr. Grenier has served in a variety of roles in supply chain and IT, most recently as Managing Director and Chief Executive Officer of Cdiscount since 2008. Mr. Grenier holds a masters degree from ESC Chambéry in France.

Moreover, Mr. Flavio Dias will be appointed as CEO of Cnova Brazil as of 15 February 2016, replacing Mr. Quiroga. Mr. Dias will report directly to Mr. Grenier.

Flavio Dias is a recognized expert in the E-Commerce sector, having served as CEO of Walmart.com as well as General Manager at Magazine Luiza and LatAm E-business and CRM Manager at Philips Consumer Electronics. An engineer by training, Mr. Dias also holds several advanced degrees in E-Commerce, professional and business administration.

These changes do not affect the size of the Company’s Board of Directors and the composition of the Board’s committees. Biographical information for Mr. Grenier, Mr. Dias and the current members of the Company’s Board of Directors as well as information regarding the composition of the Board of Directors and its committees is available at http://www.cnova.com/en/investor-relations/. Information regarding the Company’s remuneration policy pertaining to the members of its Board of Directors is available at http://www.cnova.com/en/investor-relations/related-documents/.

The Company and the Board of Directors thank Mr. Quiroga for his contributions to the Company since its inception, congratulate Mr. Grenier on his appointment as CEO and executive director and welcome Mr. Dias as CEO of Cnova Brazil.

***

Cnova Investor Relations Contact: G. Christopher Welton Tel: +31 20 795 06 71 christopher.welton@cnovagroup.com investor@cnova.com	Media Contact: Cnova N.V. Head of Communications +33 6 80 39 50 71 directiondelacommunication@cnovagroup.com

***

About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of close to 26 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.'s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; the ongoing internal review regarding inventory management in Brazil; and other factors discussed under the heading "Risk Factors" in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

FLAVIO DIAS APPOINTED CEO OF CNOVA BRAZIL

São Paulo, January 22nd, 2016). Cnova Comércio Eletrônico S.A. (“the Company” or “Cnova Brazil”) informs that German Quiroga submitted his resignation letter to the Board of Directors of the Company. The decision is personal and was acknowledged the company management.

Flávio Dias was retained to fulfill the position of CEO of Cnova Brazil as of February 15, 2016. He will report to the CEO of Cnova N.V..

Emmanuel Grenier, CEO of Cnova N.V., declared: “Cnova is thankful to Quiroga for his dedication to the company over the years. I am confident that Flavio Dias with his large experience and success in the command of e-commerce in the country, added to his professional talent, he will contribute hugely to the business goals of Cnova".

Flávio Dias will become CEO of Cnova, having accumulated a long experience in the command of e-commerce in Brazil. The executive is one of the pioneers in e-commerce in the country, having previously worked in companies such as Philips. Magazine Luiza and Walmart.com, where he was CEO and founder responsible for the company in Brazil. Flávio Dias, who takes the post of CEO of Cnova, said “I’m delighted to join Cnova Brazil and to contribute to the growth plans of the company”.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 22, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.